Exhibit 99.1
Xanadu Announces Third Quarter 2026 Results
The Company is on a Mission to Build Quantum Computers That Are Useful and Available to
People Everywhere
TORONTO | November 11, 2026 /GLOBE NEWSWIRE/ -- Xanadu Quantum Technologies Limited ("Xanadu" or the "Company") (NASDAQ: XNDU) (TSX: XNDU), a leading photonic quantum computing company, today announced financial results for the third quarter ended September 30, 2026. The accompanying Third Quarter 2026 Investor Presentation is available in the Investor Relations section of our website at investor.xanadu.ai.
"Loss is the engineering challenge between Xanadu and a utility-scale quantum computer, and we continue to go after it from every direction: more tapeouts, better components, and manufacturing partners who can help us push further," said Dr. Christian Weedbrook, Founder and Chief Executive Officer of Xanadu. "The partnerships, tooling, and facilities we are adding are designed to shorten the time between a design change and a measured improvement, and we plan to keep building toward a quantum data center."
Dr. Weedbrook added, "Our launch of Backline with AMD represents an important step in building the classical computing infrastructure required for utility-scale quantum computing. By integrating CPUs, GPUs, and FPGAs with quantum hardware for real-time processing and control, we believe Backline addresses a critical challenge in scaling fault-tolerant quantum computers."
"We believe we are investing ahead of the curve, and we added new government support to keep doing it. Canada’s agreement for funding through Project OPTIMISM to support the development of our new Inception facility and DARPA’s extension both provide support for the work we are already doing," said Michael Trzupek, Chief Financial Officer of Xanadu.
Third Quarter and Recent Business Milestones and Announcements
Loss reduction: Increased tapeouts, wafer runs, and investment in research and development ("R&D") headcount accelerated the Company’s cycles of learning and produced measurable progress across key components.
•Optical switch: A new 7-millidecibel optical switch sets a record the Company believes is state of the art for the component.
•Loss targets: Continued advances in component performance have meaningfully reduced overall system loss, supporting progress toward the Company's year-end 2026 system loss target of 10.2, outlined at our August Investor Day, and our longer-term objective of building a quantum data center.
•Qubit roadmap: Reducing loss supports the roadmap Xanadu presented in August at its inaugural Technology Roadmap Presentation, which targets up to 200 logical qubits by 2029, up to 500 by 2030, and more than 1,000 by 2031. See "Forward-Looking Statements".
Manufacturing partnerships: Added partners and capabilities that we believe will strengthen our manufacturing foundation and our ability to scale towards a utility-scale quantum computer.
•ASML: Collaboration with a leading supplier of semiconductor lithography equipment to help address waveguide loss, which the Company expects to be the largest source of optical loss in its integrated photonic circuits.
•Bluefors: Partnership to develop compact, modular cryogenics that bring detector cooling into a data-center footprint. Xanadu’s architecture already requires minimal cryogenics, and the work is expected to further reduce the size and cost of the cryogenic system.
•GlobalFoundries: Multi-year strategic partnership, announced in October, to scale Xanadu’s ultra-low-loss silicon nitride platform and its superconducting nanowire single-photon detectors ("SNSPDs"). The faster detectors are expected to raise the clock rate of Xanadu’s machines and reduce the footprint and resource requirements of the qubit factory.
Software: Launched Backline in collaboration with AMD, advancing Xanadu's software and classical computing infrastructure for fault-tolerant quantum computing.
•Ultra-low latency: Demonstrated median round-trip communication latency of 2.3 microseconds between an FPGA and CPU, and 4.5 microseconds between an FPGA and GPU, enabling high-speed classical processing and feedback.
•Heterogeneous computing: Supports integration of CPUs, GPUs, and FPGAs through a unified software framework, allowing workloads such as quantum error correction and real-time control to be executed on the most appropriate classical hardware.
•Open and hardware-agnostic: Provides a Python-based programming interface with compilation and execution across multiple hardware platforms, reducing vendor lock-in and enabling developers to scale from research prototypes to production systems.
Customers and strategic partnerships: Advanced work with industrial, academic, and national research partners.
•Mitsubishi Chemical: Supported by Canadian and Japanese national innovation programs, the companies demonstrated that quantum algorithms can accurately model key properties of EUV photoresist materials used in advanced semiconductor manufacturing. They are now developing an FTQC-ready software pipeline for semiconductor materials development.
•Royal Bank of Canada ("RBC") and Booz Allen: Engaged in workforce development programs leveraging Xanadu's software stack to build quantum computing expertise, alongside Xanadu's workforce training work with Lockheed Martin.
•University of Alberta: Strategic research partnership to develop quantum algorithms for cancer treatment.
Funding and government support: Converted discussions into signed or provisionally approved support from federal sources in both Canada and the United States.
•Government of Canada: Definitive agreement under the Strategic Response Fund for approximately $140 million(1) in federal funding, structured as a non-dilutive loan, to support Inception, Xanadu’s new 158,000-square-foot advanced photonics research, development, and manufacturing facility in Toronto. Xanadu expects to receive the funds over time to reimburse the Company for qualifying R&D investments.
•DARPA: Provisional approval for project funding of up to $10 million under the Quantum Benchmarking Initiative (QBI). The one-year contract extension builds on Xanadu’s Stage B work, and Xanadu expects to allocate the majority of the funding to accelerate critical components of its R&D roadmap.
Third Quarter Financial Highlights (1)
•Cash and cash equivalents were $286.5 million as of September 30, 2026.
•Revenue of $1.3 million, a 32% year-over-year increase primarily driven by DARPA QBI revenue and revenue from partnership engagements, which was largely offset by completion of prior-year contracts.
•Research and development ("R&D") expense of $25.6 million, a 67% year-over-year increase, primarily due to higher compensation related costs due to increased engineering headcount and higher material consumption costs.

•General and administrative ("G&A") expense of $9.2 million, a 129% year-over-year increase primarily due to higher compensation related costs, including higher headcount and grants of restricted stock unit.
•Net loss was $32.2 million, compared to a loss of $20.3 million in the third quarter of 2025.
•Adjusted EBITDA(2) loss of $26.3 million, compared to a loss of $15.4 million in the third quarter of 2025 primarily due to increased R&D and G&A year-over-year.
•Capital expenditures of $8.4 million in the third quarter mainly driven by the purchase of R&D test equipment.
(1) All financial figures in this release are presented in United States Dollars unless otherwise noted.
(2) Adjusted EBITDA is a non-GAAP financial measure defined under “Non-GAAP Financial Measures,” below.
Note: Components may not sum to totals due to rounding. FPGA refers to a field-programmable gate array; CPU refers to a central processing unit; GPU refers to a graphics processing unit; and FTQC refers to fault-tolerant quantum computing. EUV (extreme ultraviolet) lithography is the chip-making process that uses very short-wavelength light to print the smallest features on the most advanced semiconductors.
Synthetic At-The-Market Equity Facility
Xanadu did not draw on its synthetic at-the-market equity facility with Yorkville Advisors during the third quarter of 2026. The Company raised $67.2 million in net proceeds under the facility in the second quarter, and up to $232.8 million of the $300 million facility remains available as of September 30, 2026. Xanadu plans to continue to use the facility opportunistically.
Third Quarter 2026 Conference Call & Investor Presentation
Xanadu will hold its third quarter earnings conference call today, November 11, 2026, at 5:30 PM EST. Dr. Christian Weedbrook, Founder and Chief Executive Officer, Rafal Janik, Chief Operating Officer, and Michael Trzupek, Chief Financial Officer, will review the results, Third Quarter 2026 Investor Presentation, and discuss the business outlook. The call and Third Quarter 2026 Investor Presentation will be webcast live and archived on the Investor Relations section of the Company's website at investors.xanadu.ai.
About Xanadu
Founded in 2016, Xanadu is a Canadian photonic quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Xanadu is building fault-tolerant quantum computers using light, with systems designed to compute at room temperature. Xanadu develops both hardware and software, including PennyLane, its open-source quantum computing platform. Xanadu is the first pure-play photonic quantum computing company to list on public markets (Nasdaq/TSX: XNDU) and is recognized globally for its breakthroughs in scalable quantum technologies. Visit xanadu.ai or follow on X @XanaduAI.
Non-GAAP Financial Measures

To supplement our historical consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use Adjusted EBITDA, a non-GAAP financial measure, to understand and evaluate our financial and operating performance.

We define Adjusted EBITDA as net loss before interest expense (income), income tax expense (benefit), depreciation and amortization expense, stock-based compensation, change in fair value of financial instruments, and other (income) expense, net (primarily foreign exchange gain (loss)), and other non-recurring income and expenses. We use Adjusted EBITDA to measure the operating performance of our business, excluding specifically identified items that we do not believe directly reflect our core operations and may not be indicative of our recurring operations. By excluding certain items that are non-recurring or not reflective of the performance of our normal course of business, we believe that

Adjusted EBITDA provides meaningful supplemental information regarding our performance. Accordingly, we believe that Adjusted EBITDA is useful to investors and others because it allows investors to supplement their understanding of our financial trends and evaluate our ongoing and future performance in the same manner as management.

However, there are several limitations related to the use of Adjusted EBITDA as it reflects the exercise of judgment by our management about which expenses are excluded or included. Adjusted EBITDA should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with GAAP. Adjusted EBITDA is not a standardized measure and our presentation of Adjusted EBITDA may differ from how such a metric is used by other companies. A reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP measure, is provided below.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events.

These statements include: Xanadu's mission and technology roadmap, including its path toward fault-tolerant, utility-scale quantum computing; expectations regarding R&D and capital spending, including the timing and pace of wafer runs, tapeouts, and engineering hires and targets for logical qubits; expectations regarding strategic collaborations and partnerships, including with Lockheed Martin, ASML, Bluefors, GlobalFoundries, AMD, Mitsubishi Chemical, and other financial institutions; expectations regarding government funding and support, including the timing and receipt of funding and the expected use and allocation of such funding; the Company's approach to the synthetic at-the-market equity facility with Yorkville Advisors, including its intention to opportunistically draw on the remaining $232.8 million available under the facility based on prevailing market conditions and valuation; Xanadu's anticipated benefits, milestones and deliverables arising from collaboration with manufacturing and component partners, including ASML to mitigate waveguide loss in integrated photonic circuits; Bluefors to develop compact, modular cryogenics that reduce cooling footprint and overall system cost within a quantum data center environment; and the multi-year strategic partnership with GlobalFoundries to scale the ultra-low-loss silicon nitride platform and superconducting nanowire single-photon detectors (SNSPDs), including expected improvements in machine clock rates and reduction in qubit factory footprint and resource requirements; statements regarding the integration, capabilities and future evolution of Backline developed with AMD; expectations regarding round-trip communication latencies between FPGAs, CPUs and GPUs; the enablement of real-time quantum error correction, feedback and control across heterogeneous hardware; and the development of an FTQC-ready software pipeline for semiconductor materials with Mitsubishi Chemical, alongside software adoption and workforce development initiatives with Lockheed Martin, RBC, Booz Allen and the University of Alberta.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Xanadu's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements.

Such risks and uncertainties include: Xanadu's limited operating history and history of net losses; the fact that Xanadu is pursuing an emerging technology and faces significant technical and engineering challenges inherent in scaling quantum hardware, overcoming photonic and waveguide loss, integrating heterogeneous classical control infrastructure, and realizing fault-tolerant quantum error correction, and may not achieve commercialization or market acceptance; risks related to the commercial readiness, performance and adoption of Backline, PennyLane and proprietary photonic quantum architectures; Xanadu's reliance on strategic partners and other third parties and the risk that such strategic collaborations with partners may fail to achieve anticipated technical or commercial outcomes; dependencies on third-party semiconductor foundries, fabrication facilities and equipment suppliers; Xanadu's concentration of revenue in, and reliance upon, government and state-funded programs, including the risk that provisional approvals or funding agreements (such as the Strategic Response Fund or DARPA QBI) may be delayed, altered, conditioned, or terminated before planned amounts are fully disbursed; Xanadu's dependence on members of its senior management and its ability to attract, hire and retain specialized quantum, optical, and classical hardware and software talent; Xanadu's ability to maintain, protect, and defend its intellectual property rights; dilution, market volatility and availability of equity financing associated with drawing on the synthetic at-the-market equity facility with Yorkville Advisors; competition from alternative quantum computing modalities and established classical high-performance computing technologies and broader macroeconomic, regulatory and capital markets fluctuations; Xanadu's expectations regarding future financial performance and capital requirements; the potential need for additional future financing; and other factors described in the Company's filings with the U.S. Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”), which are incorporated by reference herein, including under the heading “Risk Factors.”

These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions; and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in the Company's filings with the SEC and the CSA, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

These forward-looking statements reflect the expectations, plans, and forecasts of Xanadu's management as of the date of this press release; subsequent events and developments may cause their assessments to change. While Xanadu may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

Summary financial tables follow.

Contacts
Press Contact: press@xanadu.ai
Investor Relations: investors@xanadu.ai

XANADU QUANTUM TECHNOLOGIES LIMITED
Consolidated Balance Sheets
(In US $ thousands, except for share amounts)

	September 30, 2026	December 31, 2025 (1)
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$286,473	$16,164
Accounts receivable, net	5,328	9,477
Materials and supplies	3,929	8,344
Prepaid expenses and other current assets	15,457	6,229
Total current assets	311,187	40,214
Property and equipment, net	24,022	18,313
Operating right-of-use assets, net	25,743	6,949
Intangible assets, net	4,961	5,128
Long-term deposits	9,876	—
Total assets	$375,789	$70,604

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	10,455	2,802
Accrued expenses and other current liabilities	12,764	2,191
Deferred revenue	343	544
Deferred grant income	1,497	492
Short-term operating lease liabilities	1,482	1,074
Current portion of long-term debt	264	—
Warrant liabilities	—	1,874
Total current liabilities	26,805	8,977
Long-term operating lease liabilities	26,035	7,185
Long-term debt	33,008	29,998
Total liabilities	$85,848	$46,160

Shareholders’ equity:
Old Xanadu convertible preferred shares, no par value, 204,286,254 shares authorized, 199,930,069 issued and outstanding at December 31, 2025 (1)	—	213,002
Old Xanadu common shares, no par value, 336,123,821 shares authorized, 55,964,876 shares issued and outstanding at December 31, 2025 (1)	—	7,585
Common shares, unlimited Xanadu Class A Multiple Voting Shares authorized, no par value, 115,458,298 issued and outstanding; unlimited Xanadu Class B Subordinate Voting Shares authorized, no par value, 195,786,645 shares issued and outstanding at September 30, 2026	575,526	—
Additional paid-in capital	16,494	10,151
Accumulated deficit	(302,561)	(206,303)
Accumulated other comprehensive income	482	9
Total shareholders’ equity	289,941	24,444
Total liabilities and shareholders’ equity	$375,789	$70,604
(1) Old Xanadu convertible preferred shares and common shares have been retroactively recast after giving effect to the Reverse Recapitalization. Refer to the Company's 6-K Q3 2026 Quarterly Report filed on November 12, 2026 for additional information.

XANADU QUANTUM TECHNOLOGIES LIMITED
Consolidated Statements of Operations and Comprehensive Loss (Unaudited)
(In US $ thousands, except for share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Revenue	$1,305	$987	$5,648	$2,742

Operating expenses:
Cost of revenue (exclusive of depreciation and amortization below)	94	52	334	162
Research and development	25,560	15,301	63,165	38,321
General and administrative	9,150	4,002	29,426	8,098
Sales and marketing	900	263	2,848	863
Depreciation and amortization	1,740	1,707	4,996	4,242
Other operating (income) expense, net	(1,512)	358	(7,236)	40
Total operating expenses	35,932	21,683	93,533	51,726
Loss from operations	(34,627)	(20,696)	(87,885)	(48,984)

Other income (expense), net:
Interest income (expense), net	2,272	334	4,401	1,228
Loss on fair value of earn-out share liabilities, net	—	—	(7,764)	—
Loss on derivative instruments, net	—	—	(1,907)	—
Other income (expense), net	159	64	(1,696)	113
Total other income (expense), net	2,431	398	(6,966)	1,341
Net loss	$(32,196)	$(20,298)	$(94,851)	$(47,643)

Net loss per share, basic and diluted (1)	$(0.11)	$(0.36)	$(0.42)	$(0.85)
Weighted average shares outstanding (1)	304,940,693	55,822,815	226,468,688	55,753,996

Comprehensive loss:
Net loss	$(32,196)	$(20,298)	$(94,851)	$(47,643)
Cumulative translation adjustment	236	(278)	473	701
Net comprehensive loss	$(31,960)	$(20,576)	$(94,378)	$(46,942)

(1) Net loss per share and weighted average shares outstanding have been retroactively recast after giving effect to the Reverse Recapitalization. Refer to the Company's 6-K Q3 2026 Quarterly Report filed on November 12, 2026 for additional information.

XANADU QUANTUM TECHNOLOGIES LIMITED
Non-GAAP Financial Measure and Selected Cash Flow Data
(In US $ thousands)

Reconciliation of Non-GAAP Financial Measure Adjusted EBITDA:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Net loss	$(32,196)	$(20,298)	$(94,851)	$(47,643)
Excluding:
Depreciation and amortization	1,740	1,707	4,996	4,242
Stock-based compensation expense	5,530	950	11,616	2,609
Change in fair value of financial instruments (1)	—	811	10,566	785
Interest (income) expense, net (2)	(2,272)	(334)	(4,401)	(1,228)
Other (income) expense, net (3)	(159)	(64)	1,696	(113)
Non-recurring expenses (4)	1,087	1,782	8,893	1,853
Adjusted EBITDA	$(26,270)	$(15,446)	$(61,485)	$(39,495)
__________
(1) Includes the gain (loss) on the fair value of the warrant, earn-out share liabilities, and derivative instruments.
(2) Interest (income) expense, net reflects the impact of interest earned on cash balances and non-cash interest expense relating to the Strategic Innovation Fund Agreement, by and between Old Xanadu and His Majesty the King in Right of Canada as represented by the Minister of Industry, as amended.
(3) Other (income) expense, net primarily consists of foreign exchange gain (loss).
(4) Non-recurring expenses primarily include professional fees such as legal, consulting, accounting and advisory fees incurred in connection with indirect costs related to the Reverse Recapitalization and PIPE Transaction, public offering, and the SATM Facility.

Selected Consolidated Cash Flow Data

	Nine Months Ended September 30,
	2026	2025
Purchase of property and equipment, including equipment deposits ("capital expenditures")	$(14,752)	$(5,539)